Exhibit 100.0

NICE Announces IntelliAgent Application, Boosting Agent Efficiency
and Ensuring Compliance

Powered by NICE Engage, IntelliAgent provides contact center agents real-time visibility and wider control for recording activities

Hoboken, N.J., April 16, 2019 – NICE (Nasdaq: NICE) today announced the release of IntelliAgent, providing employees with real-time compliance and authentication capabilities to reduce risks and human errors. NICE IntelliAgent is available across all agent desktops and enables simple and swift integration with existing contact center systems. In addition, NICE IntelliAgent offers advanced automation capabilities, increasing operational efficiencies

NICE IntelliAgent, powered by the market leading NICE Engage recording platform, paves the way for better compliance procedures by providing agents with real-time visibility and greater control over their interaction recordings. The solution also updates front-line employees on audio quality issues, allows pause-and-resume activities for PCI DSS and includes integrated mechanisms for immediate tagging. These capabilities help agents rapidly complete compliance tasks while focusing on delivering improved customer service. This zero-footprint application also reduces fraud risks through real time notifications of suspected fraudsters and dedicated agent guidance.

NICE IntelliAgent can be integrated with any customer relationship management solution and is available off the shelf, without the need for cumbersome implementation processes.

“NICE IntelliAgent is a first-of-its-kind offering, empowering agents with the ability to invest more on what really matters – delivering engaging service experiences while also fulfilling compliance needs," Barry Cooper, President, NICE Enterprise Product Group said. "Organizations today are aware that flawless customer service is a must have and are in need of solutions that allow front-line employees to effectively multi-task. IntelliAgent enables organizations to facilitate such capabilities and set their agents up for success."

For more information about IntelliAgent, please click here.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.